SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2005
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-49792
                                            --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Jacksonville Savings Bank 401(k) Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Jacksonville Bancorp, Inc.
                              1211 West Morton Road
                             Jacksonville, IL 62650

                       Jacksonville Savings Bank 401(k)D]
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003
                  Accountants' Report and Financial Statements
                           December 31, 2005 and 2004

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                           December 31, 2005 and 2004



Contents



    Report of Independent Registered Public Accounting Firm...................1



    Financial Statements

        Statements of Net Assets Available for Benefits.......................2

        Statement of Changes in Net Assets Available for Benefits ............3

        Notes to Financial Statements.........................................4



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......12

             Report of Independent Registered Public Accounting Firm



Trustee
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois


We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 2, 2006


Federal Employer Identification Number:  44-0160260

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                                                   2005                2004
                                                                              ----------------------------------
    Investments, At Fair Value                                                $    4,782,546      $    4,932,997
                                                                              ----------------   ---------------
    Receivables
        Participants' contributions                                                          --            8,623
                                                                               ----------------   --------------
    Net Assets Available for Benefits                                         $    4,782,546      $    4,941,620
                                                                               ===============    ==============


See Notes to Financial Statements                                             2

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2005


                                                                                                       2005
                                                                                                 ----------------
    Investment Income
        Net appreciation (depreciation) in fair value of investments                             $        (51,353)
        Interest and dividends                                                                            143,698
                                                                                                  ---------------
                                                                                                           92,345
                                                                                                  ---------------
    Contributions
        Employer                                                                                           97,823
        Participants                                                                                      280,710
        Rollover                                                                                            6,844
                                                                                                  ---------------
                                                                                                          385,377
                                                                                                  ---------------
               Total additions                                                                            477,722
                                                                                                  ---------------
    Deductions
        Benefits paid directly to participants                                                            636,796
                                                                                                  ---------------
    Net Increase (Decrease)                                                                              (159,074)
    Net Assets Available for Benefits, Beginning of Year                                                4,941,620
                                                                                                  ---------------
    Net Assets Available for Benefits, End of Year                                               $      4,782,546
                                                                                                  ===============

See Notes to Financial Statements                                              3

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004

Note 1:     Description of the Plan

     The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

     General

     The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Company) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan. Employee rollover contributions are also permitted. The Company makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines the percentage each year. The Company elected to match 2005 contributions up to 3% of the eligible compensation of each participant in any year. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. The Company did not make a profit sharing contribution in 2005.

     Participant Investment Account Options

     Investment account options available include various mutual funds and common stock of Jacksonville Bancorp, Inc. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004

     Vesting

     Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of service. A person is fully vested after 7 years of continuous service. Forfeitures are allocated among active participants based upon compensation.

     Payment of Benefits

     Upon termination of service, an employee may elect to receive either a lump-sum amount or installments equal to the value of his account.

     Plan Termination

     Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:        Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition

     Quoted market prices are used to value mutual funds and common stock. Certificates of deposit and money market funds are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
                                                                               5

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004

    Plan Tax Status

     The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Payment of Benefits

     Benefit payments to participants are recorded upon distribution.

     Investments

     The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

                                                                                             2005
                                                                            ----------------------------------------
                                                                             Net Appreciation
                                                                             (Depreciation) in
                                                                             Fair Value During     Fair Value at End
                                                                                   Year                 of Year
                                                                            ----------------------------------------
           Investments at Fair Value as Determined by Quoted Prices in
              an Active Market
               Mutual funds                                                   $        117,622   $      2,154,064
               Common stock                                                           (168,975)         1,274,688
                                                                               ---------------    ---------------
                                                                                       (51,353)         3,428,752
                                                                               ---------------    ---------------
           Investments at Cost Which Approximates Fair Value
               Money market fund                                                            --              1,148
               Certificates of deposit                                                      --          1,352,646
                                                                               ---------------    ---------------
                                                                                            --          1,353,794
                                                                               ---------------    ---------------
                                                                              $        (51,353)  $      4,782,546
                                                                               ================   ===============

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004

                                                                                                       2004
                                                                                               ---------------------
                                                                                                Fair Value at End
                                                                                                     of Year
                                                                                               ---------------------
    Investments at Fair Value as Determined by Quoted Prices in an Active Market
               Mutual funds                                                                      $      1,883,045
               Common stock                                                                             1,558,325
                                                                                                  ---------------
                                                                                                        3,441,370
                                                                                                  ---------------
           Investments at Cost Which Approximates Fair Value
               Money market fund                                                                            1,004
               Certificates of deposit                                                                  1,490,623
                                                                                                  ---------------
                                                                                                        1,491,627
                                                                                                  ---------------
                                                                                                  $     4,932,997
                                                                                                  ===============


        The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

                                                                                   2005                2004
                                                                            ----------------------------------------

               American Funds Amcap Fund                                      $        284,237   $        299,985
               American Funds Investment Company of America                            450,361            427,055
               American Funds Growth Fund of America                                   436,072            378,626
               American Funds Fundamental Investors                                    303,674            297,188
               Jacksonville Bancorp, Inc. common stock                               1,274,688          1,558,325
                                                                               ---------------    ---------------
                                                                              $      2,749,032   $      2,961,179
                                                                               ===============    ===============

Interest and dividends realized on the Plan's investments for the year ended 2005 were $143,655.

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004


Note 4:     Party-In-Interest Transactions

     Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

     The Plan's investments are held in a trust account administered by Jacksonville Savings Bank. Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Company. At December 31, 2005 and 2004, participants held 84,528 and 92,895 shares, respectively.

     The Plan also holds certificates of deposit with Jacksonville Savings Bank,
     totaling   $1,352,646  and  $1,490,623  at  December  31,  2005  and  2004,
     respectively.

     The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

                              Supplemental Schedule

                       Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003
          Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
                               Decemebr 31, 2005


                    Identity of Issuer                          Description of Investment         Current Value
--------------------------------------------------------------------------------------------------------------------

    Common Stock
        Jacksonville Bancorp, Inc.*                                   84,528 shares              $      1,274,688
                                                                                                  ---------------
    Mutual Funds
        American Funds Investment Company of America                  14,381 shares                       450,361
        American Funds Growth Fund of America                         14,131 shares                       436,072
        American Funds Amcap Fund                                     14,866 shares                       284,237
        American Funds Fundamental Investors                          8,576 shares                        303,674
        American Funds Income Fund of America                         5,566 shares                        100,800
        American Funds Capital World Growth & Income                  5,078 shares                        185,710
        American Funds Washington Mutual Fund                         2,070 shares                         63,833
        American Funds New Perspective Fund                           3,082 shares                         88,228
        American Funds Bond Fund of America                            378 shares                           5,003
        American Funds Smallcap World Fund                             118 shares                           4,178
        American Funds American Balanced Fund                         13,017 shares                       231,968
                                                                                                  ---------------
                                                                                                        2,154,064
    Certificates of Deposit                                                                       ---------------
        Jacksonville Savings Bank*                                    1.49% - 4.25%                     1,352,646
                                                                                                  ---------------
    Money Market
        Prime Fund Daily Money                                         1,148 Units                          1,148
                                                                                                  ---------------
                                                                                                 $      4,782,546
                                                                                                  ===============

        * Represents a party-in-interest to the Plan

            Consent of Independent Registered Public Accounting Firm



We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70259 and No. 333-38090) pertaining to the Jacksonville Savings Bank 401(k) Profit Sharing Plan, of our report dated June 2, 2006, with respect to the financial statements of the Jacksonville Savings Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ BKD, LLP

Decatur, Illinois
June 29, 2006

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            JACKSONVILLE SAVINGS BANK 401(k)
                            PROFIT SHARING PLAN AND TRUST
                            By: Authorized Officer of Jacksonville Savings Bank Trust Department



Date:  June 15, 2006                       By:      /s/ John D. Eilering
                                                    ---------------------
                                           Name:    John D. Eilering
                                           Title:   Vice President,
                                                    Jacksonville Savings Bank